UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-41836

Birkenstock Holding plc
(Translation of registrant’s name into English)

1-2 Berkeley Square

London W1J 6EA

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Incorporation by Reference

The information contained in this Report on Form 6-K (this “Report”) and Exhibit 10.1 to this Report are incorporated by reference into the registration statement on Form S-8 (File No. 333-274968) of Birkenstock Holding plc (the “Company”) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

The information in this Report (including Exhibits 10.1 hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing or herein.

Information Contained in this Report on Form 6-K

On May 28, 2024 Birkenstock Limited Partner S.à r.l., a subsidiary of the Company, and the Term and RCF Borrower and Guarantor Entities (as defined below) entered into a term and revolving facilities agreement (the “Term and Revolving Facilities Agreement”) with Goldman Sachs Bank USA, as agent and security agent, and the lenders party thereto, which includes a Euro denominated term loan facility (the “EUR Term Loan”) in an aggregate principal amount equal to €375.0 million and a USD denominated term loan facility in an aggregate principal amount equal to $280.0 million (the “USD Term Loan” and together with the EUR Term Loan, the “New Term Loans”). A euro denominated multicurrency revolving facility in an aggregate principal amount equal to €225.0 million was established alongside the New Term Loans under the Term and Revolving Facilities Agreement (the “Revolving Facility” and together with the New Term Loans, the “Term and Revolving Facilities”). The Term and Revolving Facilities have an original maturity of February 28, 2029 and the USD Term Loan is subject to amortization on each of March 31, June 30, September 30 and December 31 or such other dates which correspond to the quarter end dates (each being a “Quarter Date”) at a rate of 1.25% of the aggregate outstanding amount of the USD Term Loans at the end of each financial quarter, commencing with the Quarter Date of the first full financial quarter after the Refinancing Date (as defined below).

The proceeds of the New Term Loans will be applied (along with cash of the Group) to refinance in full the term loans under the existing senior term facilities agreement, and the senior term facilities agreement shall be fully cancelled upon the refinancing thereof, which is expected to take place within the next three months (the date of such refinancing being, the “Refinancing Date”). The existing ABL facility shall also be cancelled on the Refinancing Date. The Revolving Facility may be drawn on and from the Refinancing Date and is available for utilization until January 26, 2029.

The EUR Term Loan bears interest based on EURIBOR and has an initial margin of 2.10% per annum and the USD Term Loan bears interest based on Term SOFR and has an initial margin of 2.40% per annum. The Revolving Facility bears interest based on EURIBOR, Term SOFR or SONIA depending on whether a relevant loan thereunder is drawn in Euro, USD or Sterling and has an initial margin of 2.10% per annum. The margin applicable to the EUR Term Loan, USD Term Loan and Revolving Facility may increase or decrease based on the total net leverage ratio of the Group in line with a pre-agreed margin grid as set out in the Term and Revolving Facilities Agreement.

The Revolving Facility requires that a commitment fee of 0.50% per annum is payable on the drawable balance under the Revolving Facility. The commitment fee will be paid by the Company on a quarterly basis.

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Borrowers and Guarantors

Birkenstock Group B.V. & Co. KG and Birkenstock US BidCo Inc. are borrowers under the Term and Revolving Facilities Agreement and also guarantors under the Term and Revolving Facilities Agreement along with the following entities (together, the “Term and RCF Borrower and Guarantor Entities”):

Guarantors
1.	Birkenstock Components GmbH
2.	Birkenstock digital GmbH
3.	Birkenstock Global Sales GmbH
4.	Birkenstock IP GmbH
5.	Birkenstock Productions Hessen GmbH
6.	Birkenstock Productions Rheinland-Pfalz GmbH
7.	Birkenstock Productions Sachsen GmbH
8.	Birkenstock USA GP, LLC
9.	Birkenstock USA, LP
10.	Birkenstock USA Digital LLC

The following pledges will be granted in respect of the Term and Revolving Facilities on or prior to the Refinancing Date and within 120 days after the Refinancing Date, pledges over the share capital of each of the 10 entities listed in the table above shall be granted in respect of the Term and Revolving Facilities:

Pledges to be granted on or prior to the Refinancing Date
1.	Limited recourse interest pledge in respect of Birkenstock Limited Partner S.à r.l.’s limited partner interest in the capital of Birkenstock Group B.V. & CO. KG.
2.	Share pledge in respect of Birkenstock Limited Partner S.à r.l.’s shares in the capital of Birkenstock Administration B.V. (“GPCo”)
3.	Interest pledge in respect of GPCo’s general partner interest in the capital of Birkenstock Group B.V. & CO. KG
4.	Limited recourse share pledge in respect of any shares in Birkenstock US BidCo Inc.
5.	General security agreement pledging substantially all of Birkenstock US BidCo Inc.’s assets (subject to customary exclusions)

Financial Covenant

Birkenstock Limited Partner S.à r.l. and the Term and RCF Borrower and Guarantor Entities are required to comply with a total net leverage covenant (defined in the Term and Revolving Facilities Agreement as “Total Net Leverage Ratio”, which is the ratio of total net debt (subject to exclusions) to consolidated EBITDA of the Birkenstock group on a consolidated basis during such period) on each semi-annual period (being March 31 and September 30 of each financial year) commencing from September 30, 2024 whereby the total net leverage ratio of the Group on a consolidated basis may not exceed 3.50:1.

In addition, the Term and Revolving Facilities Agreement contains customary negative covenants and events of default.

The foregoing description of the Term and Revolving Facilities Agreement is not complete and is qualified in its entirety by reference to the Term and Revolving Facilities Agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

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Exhibit Index

Exhibit Number	Description
10.1

Term and Revolving Facilities Agreement, dated May 28, 2024, among Birkenstock Limited Partner S.à r.l., as company, Birkenstock Group B.V. & Co. KG and Birkenstock US BidCo Inc., as borrowers, the other loan parties thereto, Goldman Sachs Bank USA, as agent and security agent, and the lenders party thereto.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Birkenstock Holding plc

Date: May 30, 2024	By:	/s/ Johannes Liefke
Name: Johannes Liefke
Title: Director Legal Affairs

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